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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              ITC/\DeltaCom, Inc.
                              ------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
                                  -----------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                           SCHEDULE 13G

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
1                         NAMES OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          J. Smith Lanier
---------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                             (b) [ ]

                          N/A
---------------------------------------------------------------------------------
3                         SEC USE ONLY

---------------------------------------------------------------------------------
4                         CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America
---------------------------------------------------------------------------------

                               5  SOLE VOTING POWER
                                  2,192,320
       NUMBER OF
                        ---------------------------------------------------------
         SHARES                6  SHARED VOTING POWER
      BENEFICIALLY                1,621,232
        OWNED BY
                        ---------------------------------------------------------
          EACH                 7  SOLE DISPOSITIVE POWER
       REPORTING                  2,192,320
         PERSON
                        ---------------------------------------------------------
          WITH                 8  SHARED DISPOSITIVE POWER
                                  1,621,232
                        ---------------------------------------------------------
9                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                          3,813,552
---------------------------------------------------------------------------------
10                        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                          CERTAIN SHARES*

                          N/A
---------------------------------------------------------------------------------
11                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          6.4%
---------------------------------------------------------------------------------
12                        TYPE OF REPORTING PERSON*

                          IN
---------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                           SCHEDULE 13G

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Item 1(a)        Name of Issuer:
---------        --------------

                ITC/\DeltaCom, Inc.

     (b)        Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

                206 West Ninth Street
                West Point, Georgia  31833

Item 2(a):      Name of Persons Filing:
---------       ----------------------

                J. Smith Lanier

     (b)        Address of Principal Business Office or, if none, Residence:
                -----------------------------------------------------------

                J. Smith Lanier & Co.
                P.O. Box 70
                300 West Tenth Street
                West Point, Georgia  31833

     (c)        Citizenship:
                -----------

                United States of America

     (d)        Title of Class of Securities:
                ----------------------------

                Common Stock, par value $.01 per share

     (e)        CUSIP Number:
                ------------

                45031T 10 4

Item 3:    Capacity in Which Person is Filing if Statement is Filed Pursuant to
------     --------------------------------------------------------------------
           Rule 13d-1(b) or 13d-2(b):
           -------------------------

                Not applicable.
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                                                           SCHEDULE 13G

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Item 4:         Ownership:
------          ---------

                As of December 31, 1998:


                (a)  Amount Beneficially Owned:                         3,813,552

                (b)  Percent of class:                                  6.4%

                (c)  Number of shares to which
                      such person has:

                        (i)     Sole power to vote or to
                                 direct the vote:                       2,192,320*

                        (ii)    Shared power to vote or
                                 to direct the vote:                    1,621,232**

                        (iii)   Sole power to dispose or
                                 to direct the disposition of:          2,192,320*

                        (iv)    Shared power to dispose
                                 or to direct the disposition of:       1,621,232**

          * Includes options to purchase 22,952 shares that are currently vested and exercisable or will vest and become exercisable within 60 days of December 31, 1998 and 27,542 shares held in Mr. J. Smith Lanier's Individual Retirement Account.

          ** Includes 648,798 shares held of record by Mr. J. Smith Lanier's wife;
          257,674 shares held of record by the Lanier Family Foundation, of which
          Mr. J. Smith Lanier is co-trustee; 600,000 shares held of record by the
          J. Smith Lanier Charitable Remainder Trust, of which Mr. J. Smith Lanier is the trustee; and 114,760 shares held of record by the Campbell B. Lanier,
          Jr. Irrevocable Life Insurance Trust, of which Mr. J. Smith Lanier is co-trustee.


Item 5:         Ownership of Five Percent or Less of Class:
------          ------------------------------------------

                Not applicable.

Item 6:         Ownership of More than Five Percent on Behalf of Another Person:
------          ---------------------------------------------------------------

                Not applicable.
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                                                           SCHEDULE 13G

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Item 7:   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

          Not applicable.

Item 8:   Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

          Not applicable.

Item 9:   Notice of Dissolution of Group:
------    ------------------------------

          Not applicable.

Item 10:  Certification:
-------   -------------

          Not applicable.
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                                                           SCHEDULE 13G

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Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999


/s/ J. Smith Lanier
------------------------
By: J. Smith Lanier